Exhibit 7.6

LUMINUS COMMENTS ON RECENT STANDARD & POORS REPORT ON TRANSALTA CORPORATION

New York, February 13, 2008 – Luminus Management, LLC and LS Power (collectively “Luminus Group”), TransAlta Corporation’s (TSX: TA) (NYSE: TAC) largest shareholder, today commented on a February 6, 2008 report by Standard & Poor’s (“S&P”) examining the debt mix at TransAlta.

In the report, S&P notes that TransAlta’s investment grade credit rating is supported by a strong business risk profile due in large part to the contracted cash flow from its Alberta generation fleet.  However, S&P notes that while “Stable cash flow from long-term contracts should not change significantly in the next two-to-three years … we classify cash flow derived from contracts with less than five years to maturity as merchant.”

While Luminus Group does not endorse S&P’s methodology, it believes that the implications for TransAlta’s business are clear.  Absent extension of the Alberta power purchase agreements, TransAlta will not be able to retain its investment grade credit rating.  In fact, Moody’s Investors Service published a similar viewpoint in its December 18, 2007 Credit Opinion of TransAlta when it stated, “Moody's expects that [the expiration of the Alberta PPA’s and long-term contracts] will result in negative pressure on TA's rating in the medium-term.”  Luminus Group believes that TransAlta should prepare for the eventuality of a downgrade to below investment grade to insure that, when it comes, such an event does not catch the company unprepared and threaten its business.

Luminus Group also believes that TransAlta’s best long-term investment is in its own business, and that a share repurchase currently represents the best use of capital for creating long-term shareholder value. As discussed in “An Operator’s Guide to Unlocking Value at TransAlta” additional leverage is only one of many alternatives available to TransAlta to fund share buybacks.  A large share buyback would allow shareholders who do not recognize this long-term value to sell their stock and shareholders, like Luminus Group, who are willing to wait for the ultimate realization of this value to derive a greater share of the benefit.  However, TransAlta’s strict continued insistence on maintaining an investment grade credit rating in the face of an inevitable downgrade limits much of its strategic flexibility and creates significant risks to shareholder value.

Paul Segal, President of Luminus Management, commented: “It’s not enough for TransAlta to say we pay a dividend and we are investment grade therefore we have a low risk business model.  TransAlta faces many challenges - including rapidly increasing construction costs - yet also has opportunities it needs to capitalize on, such as increasing power prices in its core power markets.  Shareholders need a board that is realistic about the future, will address business risk proactively and will seek at every step to maximize long-term shareholder value.”

Luminus Group is the beneficial holder of approximately 8% of TransAlta’s shares and has put forth various shareholder proposals for inclusion in TransAlta’s Management Proxy Circular for the 2008 Annual and Special Meeting of Shareholders to be held on April 22, 2008, including a proposal that reserves Luminus Group’s right to nominate directors for election at that meeting.  Luminus Group intends to announce its director nominees shortly.  The record date for the Annual and Special Meeting is February 25, 2008.  For more information, please visit www.ImproveTransAlta.com.

About the Luminus Group:

Luminus Management
Founded in 2002, Luminus Management is the Investment Advisor to two investment partnerships – Luminus Energy Partners Master Fund, Ltd. and Luminus Asset Partners, LP.  Luminus Management focuses primarily on investing in independent power and utility securities.  The investment partnerships to which Luminus Management is Investment Advisor have approximately $1.4 billion of equity under management.

LS Power
Founded in 1990, LS Power is a fully integrated development, investment and asset management group with a proven track record of successful development activities, operations management and commercial contract origination and optimization.  As a developer, LS Power has successfully developed gas-fired facilities and coal-fired facilities representing over 7,000 MW of total capacity, and is currently developing more than 6,000 MW of coal, natural gas and renewable power generation facilities. LS Power currently owns and manages three natural gas-fired power generation facilities representing approximately 1,765 MW.  LS Power has purchased eighteen power generation projects with approximately 11,800 MW of generation capacity and manages two investment funds with approximately $4.3 billion of committed equity capital.

The foregoing includes, refers to or incorporates by reference certain statements that are “forward-looking statements”. All statements, other than statements of historical fact, in the foregoing that address activities, events or developments, proposed acquisitions, dispositions and financings that may occur in the future, including TransAlta’s future growth, results of operations, performance and business prospects and opportunities, and the assumptions underlying any of the foregoing, are forward-looking statements. These statements generally can be identified by use of forward-looking words such as “may”, “will”, “expect”, “estimate”, “anticipate”, “believe”, “project”, “should”, or “continue” or the negative thereof or similar variations. Forward-looking statements are based upon a number of assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Luminus Group’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. These risks and uncertainties include, among other things, risks related to: business risks; cost of fuels to produce electricity, legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, plant availability, and general economic conditions. There can be no assurance that the expectations of the Luminus Group will prove to be correct.

Although the forward-looking statements contained in the foregoing are based upon what the Luminus Group believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements in the foregoing speak as of January 16, 2008.  The Luminus Group shall have no duty and does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise.

The information concerning TransAlta contained in the foregoing has been taken from or is based upon publicly available documents or records on file with Canadian securities regulatory authorities and other public sources.

The foregoing does not constitute a solicitation of a proxy, consent or authorization for or with respect to any meeting of, or action by vote, written consent or otherwise by, TransAlta’s shareholders. Any such solicitation, if made, will be made only in compliance with applicable law.

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